EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

	Year Ended December 31,
($ in thousands)	2008	2007	2006	2005	2004
Net income from continuing operations	$232,749 (1)	$514,841	$609,308	$562,132	$603,596
Fixed charges	678,937	651,034	449,991	353,561	322,847
Income distributions from partially owned entities	44,690	24,044	35,911	40,152	16,740
Capitalized interest	(63,063)	(53,648)	(26,195)	(15,582)	(8,718)
Preferred unit distributions	(19,743)	(19,832)	(23,007)	(50,731)	(75,278)

Earnings - Numerator	$873,570	$1,116,439	$1,046,008	$889,532	$859,187

Interest and debt expense	$586,358	$569,386	$394,571	$281,825	$233,750
Capitalized interest	63,063	53,648	26,195	15,582	8,718
1/3 of rental expense – interest factor	9,773	8,168	6,218	5,423	5,101
Preferred unit distributions	19,743	19,832	23,007	50,731	75,278
Fixed charges - Denominator	678,937	651,034	449,991	353,561	322,847
Preferred share dividends	57,091	57,177	57,511	46,501	21,920
Combined fixed charges and preference dividends - Denominator	$736,028	$708,211	$507,502	$400,062	$344,767

Ratio of earnings to fixed charges	1.29	1.71	2.32	2.52	2.66
Ratio of earnings to combined fixed charges and preference dividends	1.19	1.58	2.06	2.22	2.49

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and (v) preferred unit distributions of the Operating Partnership. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.

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(1)

Includes an aggregate of $358,340 of non-cash impairment charges related to (i) our investment in Lexington Realty Trust, (ii) marketable equity securities and (iii) partially owned and wholly owned real estate development projects.